Exhibit No. 4

                                   November 24, 1997

Board of Directors
Algiers Bancorp, Inc.
1 Westbank Expressway
New Orleans, Louisiana 70114

Gentlemen:

     This will confirm last Friday's telephone conference. I phoned you to share some ideas as to what might relieve the bank of your obvious poor management and to offer suggestions as to how you could better serve the owners of the bank. You immediately told me that I was on a speaker phone and that I was being recorded. Notwithstanding the above, you professed an interest in what I had to say. Since you insisted on having an on the record conversation, I phoned you back with my attorney.

     I advised you that it was my belief that you should declare a special dividend and expressed my surprise that you had not done so in spite of the fact that your investment advisors had advised others similarly situated to you to declare such a dividend. I asked you whether they had advised you to declare a dividend. You hemmed and hawed and refused to answer. I believe they have so advised you and will file this letter together with a 13D to make public my belief.

     This month's Bank Director stated that "R. Lee Burrows, Jr., a managing director at Trident, says that most thrifts must follow a multipronged capital management strategy after an IPO if they wish to remain independent: Grow the company through branch openings, acquisitions, and new product offerings, while aggressively repurchasing shares and offering special dividends to drive equity-to-asset ratios down. "You've got to have a game plan for that excess capital," he
says."   You should publicly share with my fellow shareholders
any knowledge you have with regard to recommendations made to you by Trident in this regard. If you have a game plan, which according to your investment banker you must have, share it with us.

     Your bank continues to show the poorest results I am aware of. The street recognizes your weakness and your bank has had the least stock appreciation I am aware of in the savings and loan industry over the past 16 months.

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Algiers Bancorp, Inc.
November 24, 1997
Page 2

     Instead of responding to constructive suggestions, you insisted on accusing me of telling your personnel what I thought of your performance. I have no duty to respond to you while you do have a duty to respond to me and to the rest of your shareholder body. You have failed to do so, either in words or in performance.

Your September quarter Form 10QSB shows:
          -    a loss;
          -    lower deposits;
          -    lower assets;
          -    a decrease in the average interest rate
               spread;
          -    G&A to assets ratio at a record high of
               3.26%;
          -    efficiency ratio at record worst, 91%;
               and
          -    higher NPA'S.

     This is the most pathetic income statement and balance sheet I have seen since thrifts were turning "belly-up" in the late 1980's.

     You are killing our company. You must sell it now, after first returning $4.00 - $6.00 per share of excess capital to its owners. I have an investment of over $800,000 market value in Algiers, 9.78% of the company. I will not sit by while you continue to ruin what value remains in the company.

     I have written you many times before. You know you have failed to enhance share value, and therefore the stock has not appreciated at all over the past nine months and has actually become worth even less. The stock closed at $14.25 on 2/28/97 and closed at $13.75 on 11/19/97. During this period, thrift stocks have soared.

     For all of the last 5 quarters, deposits have declined. While an acquiror will pay a premium on deposits, under your care, deposits are disappearing. They have declined from $37.4 million at 9/96 to $35.5 million at 9/97. I believe you can get a 4% deposit premium from an acquiror. That would amount to $2.31 additional value per share on your 615,000 shares outstanding. Adding this to present book value per share of $15.34, results in $17.65 per share.

     The financial results you have shown, consistently, can not bring about such $17.65 value for shareholders.
Therefore, provide this value to shareholders the only
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Algiers Bancorp, Inc.
November 24, 1997
Page 3

way you can - by selling the company.

     Instead of trying to fix what is broken, you suggested that I sell my stock. As I advised you, this is akin to a poor workman doing a terrible job on a repair and when the homeowner so advises him, he suggests to the owner that he sell the house. I like the Algiers house potential. The problem is with the repairman.

     When in response to your suggestion to sell, I asked if you would offer me $15.00 per share for my stock, over $2.50 less than the stock would be worth to an acquiror, you refused. It is not for me to sell my stock, it is for you to sell the bank. You have not been able to do anything with it, nor was our conversation in which you plainly refused to do anything in any way encouraging. Contact potential acquirors to invite their bid. In light of your failed efforts, this is the appropriate action for you to take. For once, just do it.

                                   Very truly yours,



                                   Jerome H. Davis

cc:  Hugh E. Humphrey, Jr., President/CEO
     Thu Dang, Director
     John H. Gary, Director
     Hugh E. Humphrey, III, Director/Secretary/Treasurer
     Eugene J. LeBoeuf, Director/VP














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